UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

LECG Corporation
(Name of Issuer)
Common Stock, Par Value $0.001 Per Share
(Title of Class of Securities)
523234102
(CUSIP Number)
Great Hill Partners, LLC
Attn: Laurie Gerber
One Liberty Square, Boston, MA 02109
(617) 790-9430
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
March 10, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	523234102

1	NAMES OF REPORTING PERSONS Great Hill Investors, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO (1)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Massachusetts

	7	SOLE VOTING POWER

NUMBER OF		71,504

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		71,504

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	71,504

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.19%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO
(1) As described in further detail in Item 4 below, Great Hill Investors, LLC (“GHI”) beneficially owns (a) 45,321 shares of LECG Corporation’s (“LECG” or the “Company” or) common stock, par value $.001 per share (“Common Stock”), that were acquired in the Merger (as defined below) in exchange for its equity interest in Smart Business Holdings, Inc. (“SMART”) (Code OO), and (b) 26,183 shares of Common Stock that are issuable upon conversion (initially on a one-for-one share basis as described in further detail in Item 4 below) of 26,183 shares of LECG’s Series A Convertible Redeemable Preferred Stock, par value $.001 per share (“Series A Preferred”), which were acquired in the Investment (as defined below) for a cash payment out of the working capital of the Funds (as defined below) (Code WC).
(2) As disclosed in LECG’s Form 10-K for the fiscal year ended December 31, 2009, as of March 10, 2009, the Company had 36,870,842 shares of Common Stock outstanding.

Page 2 of 19 pages

CUSIP No.	523234102

1	NAMES OF REPORTING PERSONS Great Hill Equity Partners III, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO (1)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		17,169,496

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		17,169,496

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	17,169,496

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	39.78%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN
(1) As described in further detail in Item 4 below, Great Hill Equity Partners III, LP (“GHEPIII”) beneficially owns (a) 10,882,548 shares of LECG Common Stock that were acquired in the Merger (as defined below) in exchange for its equity interest in SMART (Code OO), and (b) 6,286,948 shares of Common Stock that are issuable upon conversion (initially on a one-for-one share basis as described in further detail in Item 4 below) of 6,286,948 shares of LECG’s Series A Preferred, which were acquired in the Investment (as defined below) for a cash payment out of the working capital of the Funds (as defined below) (Code WC).
(2) As disclosed in LECG’s Form 10-K for the fiscal year ended December 31, 2009, as of March 10, 2009, the Company had 36,870,842 shares of Common Stock outstanding.

Page 3 of 19 pages

CUSIP No.	523234102

1	NAMES OF REPORTING PERSONS Great Hill Partners GP III, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF (1)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		17,169,496

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		17,169,496

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	17,169,496

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	39.78%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN
(1) The relation of GHEPIII and Great Hill Partners GP III, LP (“GHEPIIIGP”) is described in Items 1 and 5 below.
(2) As disclosed in LECG’s Form 10-K for the fiscal year ended December 31, 2009, as of March 10, 2009, the Company had 36,870,842 shares of Common Stock outstanding.

Page 4 of 19 pages

CUSIP No.	523234102

1	NAMES OF REPORTING PERSONS GHP III, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF (1)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		17,169,496

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		17,169,496

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	17,169,496

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	39.78%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO
(1) The relation of GHEPIII and GHP III, LLC (“GHP”) is described in Items 1 and 5 below.
(2) As disclosed in LECG’s Form 10-K for the fiscal year ended December 31, 2009, as of March 10, 2009, the Company had 36,870,842 shares of Common Stock outstanding.

Page 5 of 19 pages

CUSIP No.	523234102

1	NAMES OF REPORTING PERSONS Christopher S. Gaffney

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF (1)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	7	SOLE VOTING POWER

NUMBER OF		17,241,000

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		17,241,000

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	17,241,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	39.92%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN
(1) The relation of GHI, GHEPIII and Christopher S. Gaffney (“Gaffney”) is described in Items 1 and 5 below.
(2) As disclosed in LECG’s Form 10-K for the fiscal year ended December 31, 2009, as of March 10, 2009, the Company had 36,870,842 shares of Common Stock outstanding.

Page 6 of 19 pages

CUSIP No.	523234102

1	NAMES OF REPORTING PERSONS John G. Hayes

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF (1)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	7	SOLE VOTING POWER

NUMBER OF		17,241,000

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		17,241,000

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	17,241,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	39.92%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN
(1) The relation of GHI, GHEPIII and John G. Hayes (“Hayes”) is described in Items 1 and 5 below.
(2) As disclosed in LECG’s Form 10-K for the fiscal year ended December 31, 2009, as of March 10, 2009, the Company had 36,870,842 shares of Common Stock outstanding.

Page 7 of 19 pages

CUSIP No.	523234102

1	NAMES OF REPORTING PERSONS Matthew T. Vettel

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF (1)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	7	SOLE VOTING POWER

NUMBER OF		17,169,496

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		17,169,496

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	17,169,496

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	39.78%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN
(1) The relation of GHEPIII and Matthew T. Vettel (“Vettel”) is described in Items 1 and 5 below.
(2) As disclosed in LECG’s Form 10-K for the fiscal year ended December 31, 2009, as of March 10, 2009, the Company had 36,870,842 shares of Common Stock outstanding.

Page 8 of 19 pages

CUSIP No.	523234102

1	NAMES OF REPORTING PERSONS Stephen F. Gormley

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF (1)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	7	SOLE VOTING POWER

NUMBER OF		71,504

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		71,504

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	71,504

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.19%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN
(1) The relation of GHI and Stephen F. Gormley (“Gormley”) is described in Items 1 and 5 below.
(2) As disclosed in LECG’s Form 10-K for the fiscal year ended December 31, 2009, as of March 10, 2009, the Company had 36,870,842 shares of Common Stock outstanding.

Page 9 of 19 pages

CUSIP No.	523234102

ITEM 1.	Security and Issuer.
This Schedule 13D relates to the common stock, par value $0.001 per share (the “Common Stock”), of LECG Corporation, a corporation organized under the laws of the state of Delaware (the “Company” or the “Issuer”), with its principal executive offices located at 2000 Powell St., Suite 600, Emerville, CA 94608. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

ITEM 2.	Identity and Background.
(a) This Schedule 13D is being filed by Great Hill Investors, LLC, a Massachusetts limited liability company (“GHI”), Great Hill Equity Partners III, LP, a Delaware limited partnership (“GHEPIII,” and together with GHI, the “Funds”), Great Hill Partners GP III, LP, a Delaware limited partnership (“GHEPIIIGP”), GHP III, LLC, a Delaware limited liability company (“GHPIII,” and together with the GHEPIIIGP and the Funds, the “Great Hill Entities”), Christopher S. Gaffney (“Gaffney”), John G. Hayes (“Hayes”), Matthew T. Vettel (“Vettel”) and Stephen F. Gormley (“Gormley,” together with Gaffney, Hayes and Vettel, the “Controlling Persons”).
Each of the foregoing persons or entities are referred to herein as a “Reporting Person” or collectively as “Reporting Persons.”
(b) The business address of each of the foregoing Reporting Persons is One Liberty Square, Boston, MA 02109.
(c) This Schedule 13D relates to the shares of Common Stock held by the Funds. Each of the Funds is a private investment fund principally engaged in the business of making private equity and other investments. GHEPIIIGP and GHPIII are engaged in the business of acting as general partners and authorized persons of investment funds engaged in making private equity and other investments. GHEPIIIGP is the sole general partner of GHEPIII and GHPIII is the sole general partner of GHEPIIIGP. Gormley, Gaffney and Hayes are the managers of GHI, and Gaffney, Hayes and Vettel are managers of GHPIII. The principal occupation of each Controlling Person is to act as a manager of GHI, or GHPIII, as applicable.
(d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e) During the last five years, none of the Reporting Persons were a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f) Christopher S. Gaffney, John G. Hayes, Matthew T. Vettel and Stephen F. Gormley are all citizens of the United States.

Page 10 of 19 pages

CUSIP No.	523234102

ITEM 3.	Source and Amount of Funds or Other Consideration.
The information set forth in Item 4 hereof is hereby incorporated by reference into this Item 3, as applicable.

ITEM 4.	Purpose of Transaction.
Agreement and Plan of Merger
On August 17, 2009, LECG entered into an Agreement and Plan of Merger, which was subsequently amended (the “Merger Agreement”), with Smart Business Holdings, Inc. (“SMART”) and, solely for purposes of specified sections of the Merger Agreement, GHEPIII as the principal stockholder of SMART. Other parties to the Merger Agreement were Red Sox Acquisition Corporation and Red Sox Acquisition LLC, both wholly-owned subsidiaries of LECG formed for the purpose of facilitating the merger transaction (the “Merger”). In the Merger, completed on March 10, 2010, the Funds’ equity ownership in SMART was converted into 10,927,869 shares of LECG’s Common Stock.
Stock Purchase Agreement
Also on August 17, 2009, LECG entered into a Stock Purchase Agreement (the “Stock Purchase Agreement”) with the Funds that was conditioned on the closing of the Merger. Pursuant to the Stock Purchase Agrement, also on March 10, 2010, the Funds purchased an aggregate of 6,313,131 shares of LECG’s Series A Convertible Redeemable Preferred Stock, par value $.001 per share (the “Series A Preferred”) at a price of $3.96 per share, for an aggregate purchase price of approximately $25 million (the “Investment”). The terms of the Series A Preferred include (i) the right of a holder to convert the shares into shares of LECG Common Stock at the option of the holder at any time after issuance, initially on one-for-one share basis (which is equivalent to a conversion price of $3.96 per share of LECG Common Stock), subject to adjustment for stock splits, reorganizations, reclassifications and similar events; (ii) an annual 7.5% dividend, payable in cash or shares of Series A Preferred at LECG’s choice; (iii) a liquidation preference to receive payment prior to the common stock in the event of certain significant transactions, in an amount equal to the original purchase price plus accrued but unpaid dividends; (iv) the right and option for holders to demand redemption after seven years, for payment of an amount equal to the original purchase price plus accrued but unpaid dividends; and (v) the forced conversion of the Series A Preferred into LECG Common Stock upon the occurrence of certain events.
The dividend rate is subject to increase to 16% per year if certain restrictions on LECG’s total indebtedness and on payment of dividends on junior stock are breached by LECG. In general, the shares of Series A Preferred have voting rights equivalent to LECG’s Common Stock, subject to certain limitations for any holder who receives additional shares upon payment of dividends, and as a result would hold more than 48% of the aggregate voting power of LECG capital stock.
Governance Agreement
As a condition to the closing of the Merger, LECG and the Funds entered into a Governance Agreement dated March 10, 2010 (the “Governance Agreement”). According to the terms of the Governance Agreement: (a) LECG agreed to solicit proxies in favor of, and the Funds agreed to vote in favor of, a slate of directors of LECG consisting of LECG’s Chief Executive Officer, two individuals designated by the Funds (who are Gaffney and Hayes) and four individuals designated by LECG’s current board of directors (who are Garrett Bouton, Michael Dunn, Alison Davis and Ruth M. Richardson) so long as they stand for reelection; (b) the Funds agreed not to vote for the removal of such slate of LECG directors for one year following the 2010 annual meeting of LECG’s stockholders; (c) the Funds agreed to vote in favor of no less than two “Management Directors” who shall be employees of LECG and who shall be invited to attend LECG board meetings in a non-voting capacity; (d) subject to limited exceptions, the Funds agreed not to acquire additional voting stock of LECG for two (2) years following the closing of the Merger; and (e) subject to limited exceptions, LECG agreed to grant the Funds pre-emptive rights in connection with future equity issuances by LECG in order to maintain the Funds’ ownership percentage in LECG (which such pre-emptive rights terminate once the Funds no longer hold at least 20% of the shares of LECG capital stock that they collectively held as of the closing of the Merger and the Investment).

Page 11 of 19 pages

CUSIP No.	523234102
Pursuant to the Governance Agreement, the Funds have agreed not to exercise this right with respect to the election or removal of members of the LECG board of directors prior to the earlier to occur of the first anniversary of the 2010 LECG annual stockholder meeting and June 30, 2011.
Stockholders Agreement
Also as a condition to the closing of the Merger, LECG and the Funds entered into a Stockholders Agreement dated March 10, 2010 (the “Stockholders Agreement”). Under the terms of the Stockholders Agreement, the Funds have the right to cause LECG to register the Series A Preferred held by the Funds under certain circumstances, as described in further detail below.
Demand Registration. If LECG receives a written request for registration from the Funds covering registrable securities that would have an anticipated aggregate offering price of greater than $1,000,000, then LECG is required to file a registration statement under the Securities Act covering all the registrable securities that the Funds requested be registered in the offering. LECG is only obligated to file two demand registration statements for the Funds pursuant to the Stockholders Agreement.
Piggyback Registrations. Subject to certain limitations, LECG must notify the Funds in writing prior to filing a registration statement for purposes of effecting an offering of shares of LECG Common Stock and give the Funds the opportunity to include its registrable securities in the registration statement. If the registration is pursuant to a firmly underwritten public offering, then the rights of the Funds are conditioned upon the Funds’ participation and the inclusion of their registrable securities in such underwriting. If LECG and the Funds propose to distribute such securities through the underwriting they shall enter into an underwriting agreement, and if the managing underwriter(s) determine(s) in good faith that marketing factors require a limitation of the number of shares to be underwritten, then the managing underwriter(s) may exclude shares from the registration and the underwriting, with the number of registrable securities, if any, included in the registration and the underwriting being allocated to the Funds.
Additional Disclosure
Following the closing of the Merger and the Investment, the Funds together beneficially own shares of LECG Common Stock and Series A Preferred Stock representing approximately 40% of the outstanding voting power of LECG. In addition, the Funds have two (2) designees, Messrs. Gaffney and Hayes, on LECG’s seven-member Board of Directors, and Steve Samek, the former Chief Executive Officer of SMART who had been appointed by the SMART board of directors with the support of the Funds, is the Chief Executive Officer of LECG and is a member of LECG’s board of directors.
The Reporting Persons may, from time to time, influence and potentially change LECG’s business strategies, policies, management, structure or capitalization. Without limitation (other than those set forth in contractual agreements), the Funds reserve the right to acquire, or dispose of, additional securities of LECG in the ordinary course of business, to the extent deemed advisable in light of their general investment and trading policies, market conditions, or other factors. In addition, the Reporting Persons may engage in discussions from time to time with other stockholders of LECG, regarding the acquisition by the Reporting Persons or others of shares of LECG’s Common Stock held by such stockholders or other matters concerning the business and affairs of LECG. The Funds will continue to evaluate the business and prospects of the LECG, and its present and future interest in, and intentions with respect to, LECG, and in connection therewith expect from time to time to consult with management and the other stockholders of LECG.

Page 12 of 19 pages

CUSIP No.	523234102

ITEM 5.	Interest in Securities of the Issuer.
(a)-(b) GHEPIII may be deemed, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, to have sole power to direct the voting and disposition of 17,169,496 shares of LECG Common Stock, representing approximately 39.78% of the 43,157,790 shares of Common Stock outstanding (including Common Stock issuable upon conversion of Series A Preferred held by GHEPIII), based on information provided in the Company’s Form 10-K filed for the fiscal ended December 31, 2009 (the “2009 10K”).
GHI may be deemed to have sole power to direct the voting and disposition of 71,504 shares of LECG Common Stock, representing approximately 0.19% of the 36,897,025 shares of Common Stock outstanding (including Common Stock issuable upon conversion of Series A Preferred held by GHI), based on information provided in the Company’s 2009 10K.
GHEPIIIGP, as the general partner of GHEPIII, and GHPIII, as the general partner of GHEPIIIGP, each may be deemed to have sole power to direct the voting and disposition of the 17,169,496 shares of Common Stock beneficially owned by GHEPIII, representing approximately 39.78% of the 43,157,790 shares of Common Stock outstanding (including Common Stock issuable upon conversion of Series A Preferred held by GHEPIII), based on information provided in the Company’s 2009 10K.
Gaffney and Hayes, as managers of GHPIII and GHI, may be deemed to have sole power to direct the voting and disposition of 17,241,000 shares of Common Stock beneficially owned by GHPIII and GHI, representing approximately 39.92% of the 43,183,973 shares of Common Stock outstanding (including Common Stock issuable upon conversion of Series A Preferred held by both GHEPIII and GHI), based on information provided in the Company’s 2009 10-K.
Vettel, as a manager of GHPIII, may be deemed to have sole power to direct the voting and disposition of 17,169,496 shares of Common Stock beneficially owned by GHPIII, representing approximately 39.78% of the 43,157,790 shares of Common Stock outstanding (including Common Stock issuable upon conversion of Series A Preferred held by GHEPIII), based on information provided in the Company’s 2009 10-K.
Gormley, as a manager of GHI, may be deemed to have sole power to direct the voting and disposition of 71,504 shares of Common Stock beneficially owned by GHI representing approximately 0.19% of the 36,897,025 shares of Common Stock outstanding (including Common Stock issuable upon conversion of Series A Preferred held by GHI), based on information provided by the Company.
Each Reporting Person disclaims beneficial ownership with respect to any shares of LECG Common Stock (including Common Stock issuable upon conversion of Series A Preferred) other than the shares owned directly by such Reporting Person.
(c) Except as described in this Schedule 13D, none of the Reporting Persons has effected any transaction in the securities of the Issuer in the last 60 days.
(d) No persons other than the Reporting Persons and their investment clients have the right to participate in the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock covered hereby.
(e) Not Applicable.

Page 13 of 19 pages

CUSIP No.	523234102

ITEM 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
The information set forth in Item 4 hereof is hereby incorporated by reference into this Item 6.

ITEM 7.	Materials to be Filed as Exhibits.

Exhibit 1:	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

Exhibit 2:	Agreement and Plan of Merger dated August 17, 2009, by and between LECG Corporation, Smart Business Holdings, Inc., and the other parties names therein (incorporated by reference to Exhibit 2.1 of LECG Corporation’s Form 8-K filed on August 21, 2009).

Exhibit 3:	Stock Purchase Agreement dated August 17, 2009, by and among LECG Corporation, Great Hill Equity Partners III, LP and Great Hill Investors, LLC (incorporated by reference to Exhibit 10.57 of LECG Corporation’s Form 8-K filed on August 21, 2009).

Exhibit 4	Governance Agreement dated March 10, 2009, by and among LECG Corporation, Great Hill Equity Partners III, LP and Great Hill Investors, LLC.

Exhibit 5	Stockholders Agreement dated as of March 10, 2009, by and among LECG Corporation, Great Hill Equity Partners III, LP and Great Hill Investors, LLC (incorporated by reference to Exhibit 99.1 of LECG Corporation’s Form 8-K filed on August 21, 2009).

Page 14 of 19 pages

CUSIP No.	523234102
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.
Date: March 19, 2010

GREAT HILL INVESTORS, LLC
By:	/s/ Christopher S. Gaffney
	Name:	Christopher S. Gaffney
	Title:	A Manager

GREAT HILL EQUITY PARTNERS III, LP
By:	Great Hill Partners GP III, LP, its General Partner

By:	GHP III, LLC, its General Partner

By:	/s/ Christopher S. Gaffney
	Name:	Christopher S. Gaffney
	Title:	A Manager

GREAT HILL PARTNERS GP III, LP
By:	GHP III, LLC, its General Partner

By:	/s/ Christopher S. Gaffney
	Name:	Christopher S. Gaffney
	Title:	A Manager

GHP III, LLC
By:	/s/ Christopher S. Gaffney
	Name:	Christopher S. Gaffney
	Title:	A Manager

/s/ Christopher S. Gaffney
Christopher S. Gaffney

Page 15 of 19 pages

CUSIP No.	523234102

/s/ John G. Hayes
John G. Hayes

/s/ Matthew T. Vettel
Matthew T. Vettel

/s/ Stephen F. Gormley
Stephen F. Gormley

Page 16 of 19 pages

CUSIP No.	523234102

EXHIBIT INDEX

Exhibit 1:	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

Exhibit 2:	Agreement and Plan of Merger dated August 17, 2009, by and between LECG Corporation, Smart Business Holdings, Inc., and the other parties names therein (incorporated by reference to Exhibit 2.1 of LECG Corporation’s Form 8-K filed on August 21, 2009).

Exhibit 3:	Stock Purchase Agreement dated August 17, 2009, by and among LECG Corporation, Great Hill Equity Partners III, LP and Great Hill Investors, LLC (incorporated by reference to Exhibit 10.57 of LECG Corporation’s Form 8-K filed on August 21, 2009).

Exhibit 4	Governance Agreement dated March 10, 2009, by and among LECG Corporation, Great Hill Equity Partners III, LP and Great Hill Investors, LLC.

Exhibit 5	Stockholders Agreement dated as of March 10, 2009, by and among LECG Corporation, Great Hill Equity Partners III, LP and Great Hill Investors, LLC (incorporated by reference to Exhibit 99.1 of LECG Corporation’s Form 8-K filed on August 21, 2009).

Page 17 of 19 pages